FORM 12b-25	SEC FILE NUMBER 001-35963

NOTIFICATION OF LATE FILING	CUSIP NUMBER 67778H200

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: September 30, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION Ohr Pharmaceutical, Inc.
Full Name of Registrant
Former Name if Applicable 800 Third Avenue, 11th Floor
Address of Principal Executive Office (Street and Number) New York, NY 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ohr Pharmaceutical, Inc. (the “Company”) was unable to complete its Annual Report on Form 10-K for the year ended September 30, 2018 (the “Annual Report”) prior to the filing deadline for the Annual Report on December 31, 2018 as a result of the need to complete year end closing procedures and financial statement preparation, and a delay in completing the disclosures to be included in the Annual Report. As a result of this delay, the Company is unable to file its Annual Report by the prescribed filing date without unreasonable effort or expense.

The Company expects to file the Annual Report within the extension period of 15 calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

The Company’s expectation regarding the timing of the filing of the Annual Report and the description of anticipated material changes from the results of operation from the corresponding period of the last fiscal year are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Company or its independent registered public accounting firm to complete the work necessary in order to file the Annual Report in the time frame that is anticipated, or unanticipated changes being reported in the Company’s operating results as reported in the Annual Report as filed. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Sam Backenroth	212	682-8452
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). YES ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? YES ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

For the fiscal year ended September 30, 2018, the Company had no revenues and expects operating expenses of approximately $13.9 million. The expected loss from operations is expected to be comprised of $4.3 million in research and development costs, $3.6 million in general and administrative expenses, $1.1 million in depreciation and amortization, $0.7 million in loss on impairment of goodwill, $5.3 million in loss on impairment of intangible assets, and $1.2 million in gain on settlement of liabilities. During the same period for the year ended September 30, 2017, the Company reported no revenues and operating expenses of $23,780,073 which was comprised of $17,406,869 in research and development costs, $5,278,272 in general and administrative expenses, $1,165,689 in depreciation and amortization, and $70,757 in gain on settlement of liabilities. The reduction in operating expenses in fiscal 2018 as compared to fiscal 2017 was primarily due to the completion of the MAKO clinical study and associated activities in the second fiscal quarter of 2018. Due to the significant decrease in stock value and the market capitalization of the Company relative to the value of the intangible assets and goodwill in fiscal 2018, the company performed an impairment test on the intangible assets and goodwill. The Company concluded goodwill was impaired and will record an impairment loss of approximately $0.7 million in fiscal 2018 compared to $0 in fiscal 2017. A third-party valuation on the company’s intangible assets was performed and determined an impairment loss of approximately $5.3 million in fiscal 2018 compared to $0 in fiscal 2017.

For the fiscal year ended September 30, 2018, the Company expects other income, net items, totaling $0.7 million as compared to $(30,923) for the same period in fiscal 2017. This difference is primarily due to a gain from the sale of certain squalamine assets. In fiscal 2018, the Company expects a gain on settlement of liabilities totaling approximately $1.2 million compared to $70,757 in fiscal 2017. This increase is due to settlement activities related to the discontinuation of the squalamine program and elimination of severance payable to a former director. The operating expenses of the Company decreased in fiscal year 2018 compared to fiscal year 2017 by approximately $9.9 million. General and administrative expenses decreased in fiscal 2018 as compared to fiscal 2017 by approximately $1.6 million. The decrease is primarily a result of a reduction in employee headcount and stock-based compensation. Research and development expenses decreased in fiscal year 2018 as compared to fiscal year 2017 by approximately $13.1 million. The decrease is primarily a result of significant costs paid in fiscal 2017 related to the MAKO study in wet-AMD, and the settlement of accounts payable balances and long term liabilities.

The net loss for the year ended September 30, 2018 is expected to be approximately $13.2 million as compared to $23,810,996 for the same period in 2017.

Ohr Pharmaceutical, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 31, 2018	By:	/s/ Sam Backenroth
Sam Backenroth, Chief Financial Officer
(Principal Financial and Accounting Officer)